UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2007            File No.    0-51352

PORTAL RESOURCES LTD.

(Name of Registrant)

Suite 750, 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

(Address of principal executive offices)

1.

News Release dated December 12, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Portal Resources Ltd.

(Registrant)

Dated: December 12, 2007	By: /s/ Christine West Christine West Chief Financial Officer

PORTAL RESOURCES CORPORATE UPDATE

Portal Resources Ltd. (TSX-V: PDO) is pleased to provide a Company update on the projects and plans for 2008.

Portal Resources Ltd. is a natural resource company focused on the exploration and development of high potential uranium, gold-silver and copper-gold projects in Argentina and the U.S.A. The Company’s dual objectives are to identify relatively early stage mineral properties that have large discovery potential, and to acquire one or more advanced projects that with further development will have good production potential.

The Directors and Management of Portal have been instrumental in the discovery and/or development of some 12 million ounces of gold, seven operating gold mines and the raising of approximately Cdn$300 million in venture capital financing.  This cohesive, successful management team includes founders/directors/builders of Eldorado Gold, Bema Gold, Nevada Pacific Gold and Greenstone Resources. Portal recently expanded the depth of its management team with the addition of Alex Boronowski as VP Exploration, effective September 1, 2007

Currently, Portal has three large land positions in Argentina covering over 3,400 square km (over 1,200 square miles) and the Slick Rock uranium property in Colorado, USA.

In 2008 Portal plans to test five exploration targets.

Portal’s Tiger Uranium project in Mendoza Argentina, consists of 100 sq. miles (26,000 hectares) that surrounds the 4 square mile (1000 hectare) Sierra Pintada open pit mine area owned by the Argentinean government (Atomic Energy Commission of Argentina or CNEA). This mine has a contained resource of 25 million pounds U308, including 5 million pounds produced from 1979 to 1997. Note that this is a historical resource and is not compliant with NI 43-101. Portal has identified 6 high-potential target areas and has applied for permits for an anticipated 50 drill-hole, 7,500 meter program planned for 2008.

The La Pampa uranium project, in Chubut province, Argentina, consists of 430 square miles that is within 40–80 kilometers of CNEA’s Cerro Solo deposit, which has a contained resource of 10 million pounds of uranium and 3.3 million pounds of molybdenum. Note that this is a historical resource and is not compliant with NI 43-101. Portal has planned a 2,500 meter drill program  in 10 to 15 holes for early 2008.

The Slick Rock uranium project in Colorado in the prolific Uravan uranium–vanadium belt consists of 1.6 square miles and is within 1 to 3 miles of six past producing or developing mines.  Portal has submitted environmental permits to both the Federal and State authorities for a Phase I, 16 hole 3,500 meter drill program. Portal is anticipating receipt of the permits early in the new year in order to begin the drill program in the spring.

Anchoris, Portal’s copper-gold porphyry project located in Mendoza province, Argentina, is a structurally controlled porphyry system located 220 kilometers southeast of, and on the same structural trend as, El Teniente, the world’s largest underground copper resource. Portal plans drilling 6 to 8 holes totaling approximately 2,500 meters as a follow up to the Phase I program that encountered intersections of up to 0.33% copper and 0.10g/t gold over 87 meters (Portal News Release April 9, 2007).

The Arroyo Verde project is located in Chubut province Argentina. Early in 2008, Portal Resources plans to commission an independent 43-101 compliant study to calculate the resource of precious metals for the currently defined mineralized zones including both the Principal Vein (PV) as well as the Hanging Wall Vein, based on drilling to date. On surface, the PV averages 10g/t gold equivalent over a 2 meter width, while in drill intercepts it averages 13.18g/t gold equivalent over a 1.87 meter width. Gold equivalent is calculated using a gold:silver ratio of 1:60 and assumes that all recoveries and smelter returns are 100%

At Refugio, Portal is seeking a joint venture partner to advance this large, 4 kilometer by 7 kilometer molybdenum-copper porphyry system, which was a grass roots discovery by the Portal team.

The Company has an exceptionally strong management team with over 150 years experience and a proven track record of developing major mining projects and building successful mining companies.

Mr. Alex Boronowski, P.Geo, British Columbia is the designated Qualified Person in accordance with the guidelines of National Instrument 43-101. Mr. Boronowski is responsible for the program design and quality control of exploration undertaken by the Company in Argentina.

ON BEHALF OF PORTAL RESOURCES LTD.

“Bruce Winfield”

President & CEO

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This Press Release may contain, in addition, to historical information, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are based on management's expectations and beliefs, and involve risks and uncertainties. These statements may involve known and unknown risks and uncertainties and other factors that may cause the actual results to be materially different from the results implied herein.